Mail Stop 0309   May 5, 2005

Arthur Bollon Ph.D.
President and Chief Executive Officer
Hemobiotech, Inc.
14221 Dallas Parkway, Suite 1500
Dallas, Texas 75254

Re: Hemobiotech, Inc.
**   Amendment No. 1 to Registration Statement on Form SB-2,**
**   filed April 15, 2005**
**   File No. 333-122097**

Dear Dr. Bollon:

      We have reviewed your registration statement and have the following comments. Where
indicated, we think you should revise your document in response to these comments. If you
disagree, we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we
may ask you to provide us with supplemental information so we may better understand your
disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance
with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have
about our comments or on any other aspect of our review. Feel free to call us at the telephone
numbers listed at the end of this letter.

General

1. We understand that the Company has a pending request for confidential treatment (Control
    Number 16412) with respect to four agreements filed as exhibits 10.9, 10.10, 10.11 and
    10.12 to the registration statement. We are currently processing this request and will issue
    comments to you in a separate letter that will be forthcoming. Please be advised that we
    will not be in a position to consider a request for acceleration of effectiveness of the
    registration statement until we resolve all issues concerning the confidential treatment
    request.

<u>Prospectus Cover Page</u>

2. We note your response to comment 6 of our letter dated February 17, 2005 and the associated revisions to the prospectus. In the absence of an existing market, however, it is not sufficient to disclose only that shares will be sold at market or negotiated prices. You must provide a price or a price range at which the selling stockholders will sell their Hemobiotech shares prior to the time the shares are quoted on a quotation service or listed for trading on an exchange. Accordingly, you should determine an offering price or price range for the shares and revise the cover page to include the following language or words to such effect:

> "The selling stockholders will set a price of $x.xx (or a range) per share until our shares are quoted on a quotation service or listed for trading on an exchange and thereafter at prevailing market prices or privately negotiated transactions."

If this language is on the cover page, no further alteration to the prospectus, by supplement or post-effective amendment, is necessary once a market is established in the securities. Please delete your statement that it is impossible to estimate a price or price range per share for the offered securities.

3. We reissue comment 7 in its entirety. Pursuant to Item 505 of Regulation S-B, give the factors that were considered in determining the offering price (or range) per share for the securities covered by the registration statement.

<u>Risk Factors</u>

<u>"We have historically had and continue to have negative cash flow . . . " page 7</u>

4. We note the following statements you make in this risk factor,

> "We estimate that our current available cash, which is approximately $2,873,000 is sufficient to meet our immediate planned operations for the next eight to 12 months, including the payment of our general and administrative expenses . . ., preparation of our U.S. IND application, payment of approximately $10,584 of liquidated damages to our selling stockholders, and the repayment of our 10% convertible unsecured promissory notes . . . However, . . . depending on whether and to what extent our 10% convertible unsecured promissory notes are converted into shares of common stock, we may be required either to scale back on our planned operations in order to repay our notes, repay all or part of our notes with the proceeds we receive on the exercise of our warrants, if ever, and raise additional capital in the next eight to 10 months . . ."

It appears that your statement that your currently available cash is sufficient to meet your planned operations for the next eight to 12 months assumes the conversion of less than all of the outstanding 10% convertible unsecured promissory notes. If the $2,873,000 of available cash is not sufficient to meet your immediate and planned operations *and* repay all of your 10% notes without scaling back on your operations or raising additional capital, please make this clear. In addition, to the extent known, you should disclose what percentage of your 10% notes you can repay in the next eight to 12 months without reducing your planned operations or being forced to raise additional capital.

"We depend on key personnel . . ." page 9

5. We note your response to comment 22 and the associated revisions to the prospectus. Please confirm by supplemental response that, to the best of your knowledge, no key employee has plans to retire or leave the Company in the near future.

"The market for human blood substitute products is competitive . . ." page 13

6. We note your response to comment 30 and the associated revisions to the prospectus. Please revise to clarify whether your competitors' product candidates are further advanced than yours. This is not sufficiently clear from the disclosure.

Selling Stockholders, page 65

7. We note your response to comment 57 and the associated revisions to the prospectus. Please be advised that, to the extent any selling stockholder is a broker-dealer, the prospectus must state that such holder is an underwriter. The only exception to this requirement is securities issued to a broker-dealer as compensation for underwriting activities. Please revise the prospectus as appropriate.

8. In addition, if a selling stockholder is an affiliate of a broker-dealer, the prospectus must state that:

    - the selling stockholder purchased in the ordinary course of business; and

    - at the time of the purchase of the securities to be resold, the selling stockholder had no agreement or understandings, directly or indirectly, with any person to distribute the securities.

    If a selling stockholder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling stockholder is an underwriter. Please revise the prospectus as appropriate.

Financial Statements, page F-1

Statements of Operations, page F-4

9. Based on your discussion of Results of Operations on page 26, it appears that you have amortized debt issuance costs to general and administrative expense. Please tell us why they were not amortized to interest expense. In so doing, please consider SEC SAB Topic 2.A.6., which states that "debt issue costs are an element of the effective interest cost of the debt". Otherwise, please amend your filing to include the amortization of debt issuance costs in interest expense.

Notes to Financial Statements, page F-7

Note G - Capital Deficiency, page F-11

[2] Private placement, page F-11

10. We note your response to comment 62 and the related disclosures in the financial
statements and have the following further comments:

    a. Please provide us with the information that we had requested in: (i) part b., (ii) the
second and third sentences of part d., and (iii) the first sentence of part e. of that
comment. Regarding (ii), please ensure you discuss the appropriateness of each
significant assumption. Regarding (iii), please cite the specific paragraphs that
address the accounting for when the conversion price is not initially known.

    b. Please tell us how you determined that the fair value of the notes was equal to the
aggregate fair value of the common stock and the warrants. In this regard, your
response appears to only indicate the information that you were unable to consider,
not the information that you did consider.

    c. You responded that you bifurcated the aggregate fair value of the common stock and
warrants using, among other things, the "calculated stock price". Please tell us what
the "calculated stock price" was and how it was determined. In addition, please
clarify for us how you apparently used the Black-Scholes model to estimate the
value of the common stock, when that value is an input to the model.

    d. Please expand your disclosures to discuss how you allocated the proceeds from the
transaction, the significant assumptions underlying the allocation, and how you have
and/or will determine whether a beneficial conversion feature exists.

[5] Stock Option/Stock Issuance Plan, page F-13

11. We note your response to comment 63 and the related disclosures in the financial
statements.   Please provide us with the information that we had requested in parts
d., i., and j. of that comment.

Exhibits

12. We note your response to comment 65. We may have further comments once you have
filed your legal opinion and we have had an opportunity to review it.

*   *   *

    As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 824-5528 or Oscar Young at (202) 942-2902 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan at (202) 942-2974 or Suzanne Hayes at (202) 942-1789 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Robert H. Cohen, Esq.
        Greenberg Traurig, LLP
        The MetLife Building
        200 Park Avenue
        New York, New York 10166